Epicept Corporation

Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

						Six Months Ended
	Year Ended December 31,					June
	2002	2003	2004	2005	2006	2007

Earnings:
Operating Loss	(9,877)	(10,035)	(7,883)	(7,499)	(65,453)	(14,714)
Fixed Charges	901	4,672	2,768	2,029	5,873	1,373

Earnings	(8,976)	(5,363)	(5,115)	(5,470)	(59,580)	(13,341)

Fixed Charges:
Interest Expense	823	4,593	2,670	1,906	5,046	933
Amort. of Debt	12	10	29	53	291	274
Rent Exp	66	69	69	70	536	166

Total of Fixed Charges	901	4,672	2,768	2,029	5,873	1,373

Ratio of earnings to fixed charges	Note 1	Note 1	Note 1	Note 1	Note 1	Note 1

Deficiency of earnings to fixed charges	(9,877)	(10,035)	(7,883)	(7,499)	(65,453)	(14,714)

Note 1: Ratio not provided due to deficiency in period.